Exhibit 3.1

8.2 The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors.  The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.  The Chairman of the Board of Directors may also serve as the Chief Executive Officer of the Corporation and while serving in such capacity, shall have the powers and duties prescribed in Article III of these bylaws.  The Board of Directors may authorize the Chairman to sign any contracts or documents on behalf of the Corporation.